UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

     Oglebay Norton Company
(Name of Issuer)

  Common Stock, par value $0.01 per share
(Title of Class of Securities)

     677007205
(CUSIP Number)

        January 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:677007205	Page 2 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas G. Berlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 207,947 0 207,947

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,947

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%

12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

CUSIP No.: 677007205	Page 3 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berlin Financial, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 207,947 0 207,947

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,947

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.:677007205	Page 4 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berlin Capital Growth, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 126,326 0 126,326

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,326

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%

12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No.: 677007205	Page 5 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J George Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 81,621 0 81,621

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,621

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%

12	TYPE OF REPORTING PERSON* OO

Item 1(a). Name of Issuer:

Oglebay Norton Company

Item 1(b). Address of Issuer's Principal Executive Offices:

North Point Tower 1001 Lakeside Avenue, 15th Floor Cleveland, Ohio 44114

Item 2(a). Name of Persons Filing:

Thomas G. Berlin*
Berlin Financial, Ltd.
Berlin Capital Growth, L.P.
J George Investments LLC

* Berlin Financial, Ltd. is the general partner of Berlin Capital Growth, L.P. and the investment advisor of J George Investments LLC. Thomas G. Berlin is the managing member of Berlin Financial, Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1325 Carnegie Avenue Third Floor Cleveland, Ohio 44115

Item 2(c). Citizenship:

Berlin Capital Growth, L.P. and Berlin Financial, Ltd. are organized under the laws of the State of Ohio. J George Investments LLC is organized under the laws of the State of Michigan. Thomas G. Berlin is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

677007205

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

(a)	Amount beneficially owned: 207,947*

(b)	Percent of class: 6.2%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 207,947*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 207,947*

* The 207,947 shares of Common Stock of the Issuer are held directly by the following amounts: Berlin Capital Growth, L.P. owns 32,946 shares of Common Stock and 93,380 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Convertible Preferred Stock”), and J George Investments LLC owns 81,621 shares of Convertible Preferred Stock. Pursuant to their terms, the shares of Convertible Preferred Stock are convertible into shares of Common Stock at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock. Therefore, Berlin Capital Growth, L.P. is deemed to beneficially own 126,326 shares of Common Stock representing 3.8% of the class and J George Investments LLC is deemed to beneficially own 81,621 shares of Common Stock representing 2.5% of the class.

By virtue of their relationship with Berlin Capital Growth, L.P. and J George Investments LLC, Thomas G. Berlin and Berlin Financial, Ltd. may be deemed to have or share beneficial ownership of the aggregate of 207,947 shares of Common Stock owned by Berlin Capital Growth, L.P. and J George Investments LLC. Thomas G. Berlin and Berlin Financial, Ltd. expressly disclaim beneficial ownership of such Common Stock except to the extent of their respective pecuniary interest in the Issuer’s Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A – Joint Filing Agreement, dated February 10, 2005, by and among the Reporting Persons.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

THOMAS G. BERLIN

/s/ Thomas G. Berlin

BERLIN FINANCIAL, LTD.

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
      Title: Managing Member

BERLIN CAPITAL GROWTH, L.P,

By: Berlin Financial, Ltd., its general partner

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
      Title: Managing Member

J GEORGE INVESTMENTS LLC

By: Berlin Financial Ltd., its investment advisor

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
Title: Managing Member

EXHIBIT A - JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 10, 2005

THOMAS G. BERLIN

/s/ Thomas G. Berlin

BERLIN FINANCIAL, LTD.

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
      Title: Managing Member

BERLIN CAPITAL GROWTH, L.P,

By: Berlin Financial, Ltd., its general partner

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
      Title: Managing Member

J GEORGE INVESTMENTS LLC

By: Berlin Financial Ltd., its investment advisor

By: /s/ Thomas G. Berlin
      Name: Thomas G. Berlin
Title: Managing Member